Brush Engineered Materials Inc.
6070 Parkland Boulevard
Mayfield Heights, OH 44124
September 14, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549-7010
Attention:  Jay Ingram, Legal Branch Chief
Edward M. Kelly, Senior Counsel
Re:	Brush Engineered Materials Inc. Registration Statement on Form S-3 Filed August 11, 2009 File No. 333-161260
Ladies and Gentlemen:
     Brush Engineered Materials Inc., an Ohio corporation (collectively, the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 3, 2009 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3, filed August 11, 2009. Today, in connection with the response to the Comment Letter, the Company is filing Amendment No. 1 to the Registration Statement on Form S-3 (the “Amendment”).
     Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.
Registration Statement’s Facing Page
1.	We note the statement in footnotes 10 and 11 to the calculation of registration fee table that “[t]he securities being registered hereunder may be sold separately or as units with other securities registered hereunder.” However, these units are not listed in the registration fee table or the prospectus cover page. If you are registering units, please list them accordingly, provide a description of the units you may offer pursuant to Item 202(d) of Regulation S-K, and arrange for counsel to provide an opinion on the legality of the units.
Response:
We have listed the units in the calculation of registration fee table and the prospectus cover page and have provided a description of the units under the caption “Description of the

Securities and Exchange Commission
September 14, 2009

Units” in the Amendment. Additionally, our counsel has provided a revised opinion as Exhibit 5.1 to the Amendment that covers the units.
Exhibit Index
2.	Please revise the exhibit list to include a reference to the certificate of designation for the Series A junior participating preferred stock.
Response:
We have revised the description of the Rights Agreement identified as Exhibit 4.3 in the exhibit list in the Amendment to include a reference to the form of certificate of designation for the Series A junior participating preferred stock, which is included as an exhibit to the Rights Agreement. Additionally, we have also included as an exhibit in the exhibit list in the Amendment a separate reference to a preferred stock certificate of designation.
3.	The reference in the exhibit index to the form of debt securities indenture as exhibit 4.6 is inconsistent with the exhibit 4.5 on the face of the exhibit. Please refile the exhibit with the correct exhibit number on its face.
Response:
We have revised the exhibit number on the face of the form of debt securities indenture to be consistent with the reference to that document on the exhibit index in the Amendment. We have filed with the Amendment the form of debt securities indenture with the correct exhibit number listed on its face.
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     If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-383-6823 or by facsimile at 216-481-2523.

Sincerely,
/s/ Michael C. Hasychak
Michael C. Hasychak
Vice President, Treasurer and Secretary